NEF ENTERPRISES, INC.

6800 SW 40th Street, #213 Miami, FL 33155

Phone: (305) 487-3717 Fax: (305) 503-9293

info@newerafiling.com

www.newerafiling.com

VIA EDGAR

May 3, 2013

Mara Ransom

Assistant Director

US Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, DC 20549

Re:      NEF Enterprises, Inc.

            Amendment 1 to Registration Statement on Form S-1

            Filed: March 26, 2013

            File No. 333-186478

Dear Ms. Ransom:

This letter is in response to your comment letter dated April 8, 2013, with regard to the Amendment 1 to Registration Statement on Form S-1 filing of NEF Enterprises, Inc., a Nevada corporation (“NEF Enterprises” or the "Company") filed on March 26, 2013.  Responses to each comment have been keyed to your comment letter.

Summary of Prospectus, page 3

General Information about Our Company, page 3

1.      This disclosure has been updated accordingly.

The Offering, page 5

2.      This section has been updated accordingly.

Use of Proceeds, page 16

3.      This conforming text was previously added and the initial wording has been underlined to identify and match the other percentages.

Dilution, page 18

4.      This section has been updated and revised accordingly.  The calculation for the net tangible book value is as follows:

•         $ Value of Net Tangible Book Value (NTBV) = Total Assets – Total Liabilities  - Intangible Assets.

•         NTBV as of February 28, 2013 = $32,561 - $4,876 – 0 = $27,685.

•         NTBV / Share = $27,685 / 3,637,500 Shares = $0.0076

	100% (3,000,000 Shares)	75% (2,250,000 Shares)	50% (1,500,000 Shares)	25% (750,000 Shares)
NTBV Per Share Prior to Stock Sale	$0.008	$0.008	$0.008	$0.008
New $ Value of NTBV from increase in cash, from new shares sold at $0.02 per share	$60,000 + $27,685 = $87,685	$45,000 + $27,685 = $72,685	$30,000 + $27,685 = $57,685	$15,000 + $27,685 = $42,685
New share balance from sale of new shares	3,000,000 + 3,637,500 = 6,637,500	2,250,000 + 3,637,500 = 5,887,500	1,500,000 + 3,637,500 = 5,137,500	750,000 + 3,637,500 = 4,387,500
Net Tangible Book Value Per Share After Stock Sale	$87,685 / 6,637,500 = $0.013	$72,685 / 5,887,500 = $0.012	$57,685 / 5,137,500 = $0.011	$57,685 / 5,137,500 = $0.010
Increase in net book value per share due to stock sale	0.013 - 0.008 = $0.005	0.012 - 0.008 = 0.004	0.011 - 0.008 = $0.003	0.010 - 0.008 = $0.002
Dilution (subscription price of $0.02 less NBV per share) to purchasing shareholders	0.02 – 0.013 = 0.007	0.02 - 0.012 = 0.008	0.02 – 0.011 = 0.009	0.02 – 0.01 = 0.01

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28

5.      This section has been updated and revised accordingly.

6.      The direct costs have been updated to be presented as cost of sales in this section as well as the financial statements and the analysis of results have been updated accordingly.

7.      This section has been revised and updated accordingly.

Undertakings, page 63

8.      This section has been revised accordingly.

Please contact me with any further comments or questions.  The Company will file the redlined version and this letter on EDGAR correspondence.  I would appreciate it if you would send any further responses directly to me electronically (info@newerafiling.com).  If the SEC has no further comments, we expect to file a request for acceleration of the effective date.

Thank you in advance for your courtesies.

Sincerely,

/s/ Christopher Ellerbeck

_____________________

Christopher Ellerbeck, President